UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NuCana plc

(Name of Issuer)

American Depositary Shares and Ordinary Shares, nominal value £0.04 per share

(Title of Class of Securities)

67022C106**

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 67022C106 has been assigned to the American Depositary Shares of the Company, which are quoted on the Nasdaq Global Select Market under the symbol “NCNA.” Each American Depositary Share represents 1 Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G

CUSIP No. 67022C106	Page 1 of 1

1.	Names of Reporting Persons. Harvard Management Company, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,911,111 Ordinary Shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,911,111 Ordinary Shares
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,911,111 Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 9.033%[1]
12.	Type of Reporting Person EP

[1]	Based on 32,226,458 Ordinary Shares outstanding as of December 31, 2018, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2019.

13G

CUSIP No. 00739L101

ITEM 1.

(a)	Name of Issuer: NuCana plc

(b)	Address of Issuer’s Principal Executive Offices: 3 Lochside Way, Edinburgh EH12 9DT, United Kingdom

ITEM 2.

(a)	Name of Person Filing:

Harvard Management Company, Inc.

(b)	Address of Principal Business Office, or if None, Residence:

600 Atlantic Avenue, Boston, MA 02210

(c)	Citizenship: Massachusetts

(d)	Title of Class of Securities: Ordinary Shares, nominal value £0.04 per share (“Ordinary Shares”) represented by American Depositary Shares (“ADS”), each of which represents one Ordinary Share.

(e)	CUSIP Number: 67022C1062

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	☒ An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,911,111 Ordinary Shares, represented by 2,911,111 ADS. The Ordinary Shares beneficially owned may be exchanged into ADS on a one-for one basis.

(b)	Percent of class: 9.033%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,911,111 Ordinary Shares (represented by 2,911,111 ADS)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,911,111 Ordinary Shares (represented by 2,911,111 ADS)

(iv)	Shared power to dispose or to direct the disposition of: 0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Legal title to the ADS is held by President and Fellows of Harvard College, which has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. President and Fellows of Harvard College is the direct owner of the reporting person.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

[The rest of the page is intentionally left blank]

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020 HARVARD MANAGEMENT COMPANY, INC.

By:	/S/ KATHRYN I. MURTAGH
Name:	Kathryn I. Murtagh
Title:	Authorized Signatory